02019995

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

A+f 3/20/2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-36730

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ING Furman Selz Financial Services LLC

Official Use Only

FIRM ID. NO.

RECD S.E.C.
MAR 4 2002
526

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

230 Park Avenue
(No. and Street)

New York (City) NY (State) 10169 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lloyd Appel (212) 309-5967
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

757 Third Avenue (ADDRESS) Number and Street | New York (City) | NY (State) | 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert J. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Furman Selz Financial Services LLC as of December 31, 2000, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Robert J Miller

Name Robert J. Miller
Title Chief Financial Officer

Amalia Torres

Notary Public

AMALIA TORRES
Notary Public, State of New York
No. 01TO6012328
Qualified in Queens County
Commission Expires August 24, 2002

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Member's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

ING FURMAN SELZ FINANCIAL SERVICES LLC

(An Indirect Subsidiary of ING Groep N.V.)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

Post-it® Fax Note 7671	Date 3/20/02 # of pages ▶ 8
To ALYSIA MORROW	From DAVID ESCALADA
Co./Dept.	Co.
Phone #	Phone # 212-309-5976
Fax # 703-914-4368	Fax #

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Members of
ING Furman Selz Financial Services LLC:

We have audited the accompanying statement of financial condition of ING Furman Selz Financial Services LLC (the "Company") as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ING Furman Selz Financial Services LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 25, 2002

ING FURMAN SELZ FINANCIAL SERVICES LLC
(An Indirect Subsidiary of ING Groep N.V.)

Statement of Financial Condition

December 31, 2001

Assets

Securities owned, at fair value	$ 29,643,101
Receivable from broker-dealer	235,021
Receivable from affiliate	325,465
Total assets	$ 30,203,587

Liabilities and Members' Equity

Liabilities:	
Payable to affiliate	$ 433,731
Payable to broker-dealer	250,301
Accrued expenses and other liabilities	21,000
	705,032
Members' equity	29,498,555
Total liabilities and members' equity	$ 30,203,587

See accompanying notes to statement of financial condition.

ING FURMAN SELZ FINANCIAL SERVICES LLC
(An Indirect Subsidiary of ING Groep N.V.)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Description of Business Activities

ING Furman Selz Financial Services LLC ("the Company") is a wholly owned subsidiary of ING Furman Selz Asset Management LLC ("IFSAM" or the "Parent"). The Parent is a wholly owned subsidiary of ING (U.S.) Financial Holdings Corporation which in turn is an indirect subsidiary of ING Groep N.V. ("Ultimate Parent").

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and primarily acts as an introducing broker-dealer for its Parent and affiliates.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pursuant to provision k(2)(ii) of such rule.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The Company prepares its statement of financial condition in accordance with accounting principles generally accepted in the United States of America. In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers money market instruments with maturities of 90 days or less to be cash equivalents.

Securities Transactions

Receivables from and payable to broker-dealer consist of commissions and amounts for securities transactions that have not yet reached their contractual settlement date. Transactions in securities, commission revenues and related clearance, floor brokerage and dues are recorded on a trade-date basis.

Securities owned, at fair value, at December 31, 2001 consisted primarily of U. S. Government Securities.

(Continued)

ING FURMAN SELZ FINANCIAL SERVICES LLC
(An Indirect Subsidiary of ING Groep N.V.)

Notes to Statement of Financial Condition

December 31, 2001

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities owned and certain receivables are carried at fair value or contract amounts which approximate fair value due to the short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value. Securities owned are valued at quoted market prices.

(3) Related-Party Transactions

The Parent charges the Company for actual expenses paid on its behalf and its pro-rata share of certain general overhead expenses incurred by the Parent.

Prior to July 1, 2001, the Company cleared all of its securities transactions through ING Barings LLC ("INGB"), an affiliate, on a fully disclosed basis. Subsequent to June 30, 2001, the Company entered into a similar clearing arrangement with a nonaffiliated broker/dealer.

(4) Taxes

The Company is a single member limited liability company for federal, state and local corporate income tax purposes and, accordingly, for the year ended December 31, 2001 was not subject to federal, state and local corporate income taxes.

The Company's Parent is subject to a tax sharing arrangement with ING (U.S.) Financial Holdings Corporation ("Holdings"), whereby the Parent reimburses Holdings on a current basis for the total tax expense recognized by Holdings with respect to the Company's income. The Parent allocates tax expense to the Company as if the Company filed a separate tax return and the Company reimburses the Parent for the expense recognized.

(5) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("the Rule"). The Company has elected to use the Rule's alternative method which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined.

At December 31, 2001, the Company had net capital as defined, of $29,300,743, which exceeded the minimum net capital requirements by $29,050,743.

(Continued)

ING FURMAN SELZ FINANCIAL SERVICES LLC
(An Indirect Subsidiary of ING Groep N.V.)

Notes to Statement of Financial Condition

December 31, 2001

(6) Concentrations of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its clearing broker pursuant to a clearance agreement. The clearing broker reviews as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the nonperformance by counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

KPMG

345 Park Avenue
New York, NY 10154

**Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5**

To the Members of
ING Furman Selz Financial Services LLC:

In planning and performing our audit of the statement of financial condition of ING Furman Selz Financial Services LLC (the Company), as of December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the statement of financial condition being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 25, 2002